Exhibit 99.1

Dated as of June 12, 2018

TELUS CORPORATION

and

COMPUTERSHARE TRUST COMPANY, N.A.
as U.S. Trustee

and

COMPUTERSHARE TRUST COMPANY OF CANADA
as Canadian Trustee

FOURTH SUPPLEMENTAL INDENTURE

to the

INDENTURE

Dated as of September 19, 2016

THIS FOURTH SUPPLEMENTAL INDENTURE (this “Fourth Supplemental Indenture”) dated as of June 12, 2018 between TELUS CORPORATION, a corporation duly organized and existing under the laws of British Columbia, Canada (the “Corporation”), and COMPUTERSHARE TRUST COMPANY, N.A., a national banking association, as U.S. trustee (the “U.S. Trustee”) and COMPUTERSHARE TRUST COMPANY OF CANADA, as Canadian trustee (the “Canadian Trustee”).

RECITALS OF THE CORPORATION

WHEREAS, the Corporation, the U.S. Trustee and the Canadian Trustee entered into an Indenture, dated as of September 19, 2016 (the “Original Indenture”). Section 901(1) of the Original Indenture provides that the Corporation, when authorized by or pursuant to a Board Resolution, and the Trustee may, without the consent of any Holders, enter into a supplemental indenture to establish the form or terms of Securities of any series as permitted by Sections 201 and 301 of the Original Indenture.

WHEREAS, pursuant to Sections 201 and 301 of the Original Indenture, the Corporation desires to provide for the establishment of a series of Securities under the Original Indenture, and the forms and terms thereof, as hereinafter set forth.

WHEREAS, the Corporation has requested that the U.S. Trustee and the Canadian Trustee execute and deliver this Fourth Supplemental Indenture. The Corporation has delivered to the Trustee an Opinion of Counsel and an Officer’s Certificate pursuant to Sections 102 and 903 of the Original Indenture to the effect, among other things, that all conditions precedent provided for in the Indenture to the Trustee’s execution and delivery of this Fourth Supplemental Indenture have been complied with and this Fourth Supplemental Indenture is authorized or permitted by the Original Indenture. All acts and things necessary have been done and performed to make this Fourth Supplemental Indenture enforceable in accordance with its terms, and the execution and delivery of this Fourth Supplemental Indenture has been duly authorized in all respects.

WHEREAS the proper officers of the Corporation have duly authorized the creation and issuance of a series of Securities to be designated as 4.600% Notes due November 16, 2048 (the “Notes”), to be initially limited (subject to the exceptions described herein and in the Original Indenture) to the aggregate principal amount of U.S.$750,000,000; the further terms and conditions thereof being hereinafter set forth, all in accordance with a Board Resolution of the Corporation;

NOW, THEREFORE, THIS FOURTH SUPPLEMENTAL INDENTURE WITNESSETH: For and in consideration of the premises and the purchase of the Notes by the Holders thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of the Notes, as follows:

1.                                      INTERPRETATIONS AND AMENDMENTS

1.1                               Fourth Supplemental Indenture

As used herein “Fourth Supplemental Indenture”, “hereto”, “herein”, “hereof”, “hereby”, “hereunder” and similar expressions refer to this Fourth Supplemental Indenture and not to any particular Article, Section or other portion hereof and include any and every instrument supplemental or ancillary hereto or in implementation hereof, and further include the terms of the Notes set forth in the forms of Note annexed as Schedule A-1 hereto.

1.2                               Definitions in Fourth Supplemental Indenture

All terms contained in this Fourth Supplemental Indenture which are defined in the Original Indenture and not defined herein shall, for all purposes hereof, have the meanings given to such terms in the Original Indenture, unless the context otherwise specifies or requires; except that for the purpose, and only for the purpose, of the Notes:

(a)                                 clause (xxix) of the definition of “Permitted Liens” is amended to read as follows:

(xxix) any other Liens not otherwise qualifying as a Permitted Lien under the preceding clauses of this definition provided that, at the applicable time, the sum of (without duplication) (x) the aggregate principal amount of the Indebtedness secured by all such other Liens, plus (y) the Attributable Debt determined at such time of the then outstanding Unrestricted Sale and Lease-Back Transactions to which the Corporation or a Restricted Subsidiary is a party, plus (z) the then outstanding principal amount of all Restricted Indebtedness of the Restricted Subsidiaries, does not exceed 15% of the then applicable Consolidated Net Tangible Assets.

(b)                                 the definition of the term “Unrestricted Sale and Lease-Back Transaction” is amended to read as follows:

“Unrestricted Sale and Lease-Back Transaction” shall have the meaning specified in Section 5.2(b)(ii) of this Fourth Supplemental Indenture.

(c)                                  the definition of the term “Restricted Subsidiary” is amended to read as follows:

“Restricted Subsidiary” shall mean (a) TELUS Communications Inc., and (b) at any time any other Subsidiary of the Corporation if, at the end of the most recent fiscal quarter for which the Corporation has issued its financial statements, the total assets of such Subsidiary exceeded 10% of the consolidated assets of the Corporation and its Subsidiaries, determined in accordance with GAAP consistently applied.

(d)                                 In addition, the following terms shall have the following meanings:

“Adjusted Treasury Rate” means, with respect to any Redemption Date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date.

“Change of Control” shall mean the occurrence of any one of the following: (i) the direct or indirect sale, transfer, conveyance, lease or other disposition (other than by way of consolidation, amalgamation or merger), in one or a series of related transactions, of all or substantially all of the property and assets of the Corporation and its Subsidiaries, taken as a whole, to any Person or group of persons acting jointly or in concert for purposes of such transaction (other than to the Corporation and its Subsidiaries); or (ii) the consummation of any transaction including, without limitation, any consolidation, amalgamation, merger or issue of voting shares, the result of which is that any Person or group of persons acting jointly or in concert for purposes of such transaction (other than the Corporation and its Subsidiaries) becomes the beneficial owner, directly or indirectly, of more than 50% of the voting shares of the Corporation, measured by voting power rather than number of shares (but shall not include the creation of a holding company or similar transaction that does not involve a change in the beneficial ownership of the Corporation).

“Change of Control Offer” shall have the meaning specified in Section 4.1(a) of this Fourth Supplemental Indenture.

“Change of Control Payment” shall have the meaning specified in Section 4.1(a) of this Fourth Supplemental Indenture.

“Change of Control Payment Date” shall have the meaning specified in Section 4.1(b) of this Fourth Supplemental Indenture.

“Change of Control Triggering Event” shall mean the occurrence of both a Change of Control and a Rating Event.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed (assuming, for this purpose, that the Notes matured on the Par Call Date) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term in years and months of the Notes.

“Comparable Treasury Price” for any Redemption Date means (1) the average of the Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

“DBRS” shall mean DBRS Limited.

“Discounted Value” shall mean the sum of the present values of the remaining scheduled payments of principal and interest thereon that would be due if the Notes matured on the Par Call Date but for the redemption (exclusive of any portion of the payments of interest accrued to the Redemption Date) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 25 basis points, as calculated by an Independent Investment Banker.  The Adjusted Treasury Rate shall be calculated no later than the third Business Day preceding the Redemption Date.

“Independent Investment Banker” means one of the Reference Treasury Dealers selected by the Corporation or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing in the United States appointed by the Corporation.

“Investment Grade Rating” shall mean a rating equal to or higher than Baa3 (or the equivalent) by Moody’s, BBB- (or the equivalent) by S&P or BBB (low) (or the equivalent) by DBRS, or the equivalent investment grade credit rating from any other Specified Rating Agency.

“Moody’s” shall mean Moody’s Investors Service Inc.

“Par Call Date” means May 16, 2048, the date that is six months prior to the maturity date of the Notes.

“Permitted Indebtedness” of the Restricted Subsidiaries shall mean:

(i)                                     Indebtedness of the Restricted Subsidiaries from time to time secured by Liens constituting Permitted Liens under any of clauses (i) to (xxviii) inclusive of the definition of Permitted Liens;

(ii)                                  Indebtedness (excluding Indebtedness outstanding under commercial paper programs) of the Restricted Subsidiaries existing on the date of this Fourth Supplemental Indenture and, in the case of any Person which is not a Restricted Subsidiary on the date of this Fourth Supplemental Indenture or which ceases to be a Restricted Subsidiary after the date of this Fourth Supplemental Indenture, at the time such Person becomes, or again becomes, as the case may be, a Restricted Subsidiary;

(iii)                               Indebtedness of a Restricted Subsidiary owing to the Corporation or to another Restricted Subsidiary;

(iv)                              commercial paper issued from time to time by any one or more of the Restricted Subsidiaries in a principal amount of up to Cdn.$1,000,000,000 (or the equivalent amount in any other currency or currencies); and

(v)                                 any extension, renewal or replacement (including successive extensions, renewals or replacements), in whole or in part, of any Indebtedness of the Restricted Subsidiaries referred to in any of the preceding clauses of this definition (provided that the principal amount of such Indebtedness immediately prior to such extension, renewal or replacement is not increased).

“Rating Event” shall mean the rating on the Notes is lowered to below an Investment Grade Rating by at least two out of three of the Specified Rating Agencies if there are three Specified Rating Agencies or all of the Specified Rating Agencies if there are less than three Specified Rating Agencies (the “Required Threshold”) on any day within the 60-day period (which 60-day period will be extended so long as the rating of the Notes is under publicly announced consideration for a possible downgrade by such number of the Specified Rating Agencies which, together with Specified Rating Agencies which have already lowered their ratings on the Notes as aforesaid, would aggregate in number the Required Threshold, but only to the extent that, and for so long as, a Change of Control Triggering Event would result if such downgrade were to occur) after the earlier of (i) the occurrence of a Change of Control, and (ii) public notice of the occurrence of a Change of Control or of the Corporation’s intention or agreement to effect a Change of Control.

“Reference Treasury Dealers” means each of (1) Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBC Capital Markets, LLC, TD Securities (USA) LLC, Wells Fargo Securities, LLC and/or their affiliates which are primary U.S. government securities dealers, and their respective successors; and (2) one other primary U.S. government securities dealer in the City of New York (a “Primary Treasury Dealer”) and its respective successors; provided, however, that if any of the foregoing ceases to be a Primary Treasury Dealer, the Corporation will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m. New York time on the third Business Day preceding such redemption date; provided that in the event that the Independent Investment Banker fails to provide the Trustee with the Reference Treasury Dealer Quotations, the Corporation will use commercially reasonable efforts to obtain such quotations.

“Restricted Indebtedness” of the Restricted Subsidiaries, shall mean at any time, any Indebtedness of the Restricted Subsidiaries which, at such time, is not Permitted Indebtedness.

“S&P” shall mean Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies Inc.

“Specified Rating Agencies” shall mean each of Moody’s, S&P and DBRS as long as, in each case, it has not ceased to rate the Notes or failed to make a rating of the Notes publicly available for reasons outside of the Corporation’s control; provided that if one or more of Moody’s, S&P or DBRS ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of the Corporation’s control, the Corporation may select any other “designated rating organization” within the meaning of National Instrument 41-101 of the Canadian Securities Administrators as a replacement agency for such one or more of them, as the case may be.

1.3                               Interpretation not Affected by Headings

The division of this Fourth Supplemental Indenture into Articles and Sections, the provision of the table of contents hereto and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Fourth Supplemental Indenture.

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2.                                      NOTES

2.1                               Form and Terms of Notes

There shall be and there is hereby created for issuance under the Original Indenture, as supplemented by this Fourth Supplemental Indenture a series of Securities which shall consist of an initial aggregate principal amount of U.S.$750,000,000 Notes; provided, however, that if the Corporation shall, at any time after the date hereof, increase the principal amount of Notes which may be issued and issue such increased principal amount (or any portion thereof), then any such additional Notes so issued shall have the same form and terms (other than the date of issuance and the date from which interest thereon shall begin to accrue and, under certain circumstances, the first interest payment date), and shall carry the same right to receive accrued and unpaid interest, as the Notes theretofore issued; and provided, further, that, notwithstanding the foregoing, the Corporation shall not be entitled to increase the principal amount of Notes which may be issued or issue any such increased principal amount if the Corporation has effected satisfaction and discharge of the Original Indenture pursuant to Section 401 of the Original Indenture or defeasance or covenant defeasance pursuant to Article 14 of the Original Indenture.

The Notes will mature, and the principal of the Notes and accrued and unpaid interest thereon will be due and payable, on November 16, 2048 (such date being the “Stated Maturity” of the outstanding principal amount of the Notes), or such earlier date as the principal of any of the Notes may become due and payable in accordance with the provisions of the Original Indenture and this Fourth Supplemental Indenture.

The Notes shall bear interest on the principal amount thereof from June 12, 2018 or from the last date to which interest shall have been paid or duly made available for payment on the Notes, whichever is later, at the rate of 4.600% per annum, payable semi-annually in arrears on May 16 and November 16 (each, an “Interest Payment Date”) in each year, commencing November 16, 2018 until the principal of and premium, if any, on the Notes is paid or duly made available for payment; and should the Corporation at any time default in the payment of any principal of, or premium, if any, or interest on the Notes when due, the Corporation shall pay interest (such interest to be payable on demand), to the extent permitted by law, on the amount in default at the same rate applicable to the Notes. Interest on the Notes shall be computed on the basis of a 360-day year of twelve 30-day months. The interest payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in the Original Indenture, be paid to the Persons in whose names the Notes (or one or more predecessor Notes) are registered at the close of business on May 1 and November 1 (being the “Regular Record Dates”), as the case may be, immediately prior to such Interest Payment Date, regardless of whether any such Regular Record Date is a Business Day.  Any such interest on the Notes not so punctually paid or duly provided for on any Interest Payment Date shall be payable, as applicable, as provided in the form of Note annexed hereto as Schedule A-1 to this Fourth Supplemental Indenture.

The Notes constitute unsecured obligations of the Corporation and rank pari passu with all of its other unsecured and unsubordinated debt from time to time outstanding and pari passu with other Securities issued pursuant to the Original Indenture.

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For the purposes of disclosure under the Interest Act (Canada), the yearly rate of interest to which interest calculated under the Notes for any period in any calendar year (the “calculation period”) is equivalent, is the rate payable under the Notes in respect of the calculation period multiplied by a fraction the numerator of which is the actual number of days in such calendar year and the denominator of which is the actual number of days in the calculation period.

All payments of principal of and premium, if any, and interest on the Notes will be made in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts, and all references herein to “United States dollars”, “U.S.$” or “U.S. dollars” shall be deemed to refer to such coin or currency of the United States of America.

The principal of and premium, if any, and interest on the Notes shall be payable, and the Notes may be surrendered for exchange, registration or transfer, at the Corporate Trust Office of the U.S. Trustee, and in such other places as the Corporation may from time to time designate in accordance with the Original Indenture.  The U.S. Trustee is hereby appointed as the initial Paying Agent, Security Registrar and transfer agent for the Notes.

The Notes shall be issued only as fully registered Notes, without coupons, in denominations of U.S.$2,000 and integral multiples of U.S.$1,000 thereafter.  The Notes initially will be represented by one or more global Securities (collectively, the “Global Notes”) registered in the name of The Depository Trust Company, as Depositary or its nominee, or a successor depositary or its nominee.

The certificates representing the Notes shall bear the following legend:

“UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR SECURITIES IN DEFINITIVE REGISTERED FORM, THIS CERTIFICATE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY DTC TO A NOMINEE OF DTC OR BY A NOMINEE OF DTC TO DTC OR ANOTHER NOMINEE OF DTC OR BY DTC OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY.”

The Notes and the certificate of authentication of the U.S. Trustee and the Canadian Trustee endorsed thereon shall be in the applicable forms set out in Schedule A-1 to this Fourth Supplemental Indenture with such appropriate insertions, omissions, substitutions and variations as the Trustee may approve and shall be numbered in such manner as the Trustee may approve, such approvals of the Trustee concerning any Note to be conclusively evidenced by its authentication of such Note.

The Security Register referred to in Section 305 of the Original Indenture shall, with respect to the Notes, be kept at the office or agency that the Corporation may from time to time designate for such purpose (which shall initially be the Corporate Trust Office of the U.S. Trustee), and at such other place or places as the Corporation may hereafter designate.

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The Notes shall be subject to redemption at the option of the Corporation as provided in Article 3 (Optional Redemption of Notes) of this Fourth Supplemental Indenture and Article 11 of the Original Indenture and the Notes shall be subject to repurchase by the Corporation as provided in Article 4 (Change of Control) of this Fourth Supplemental Indenture. The Corporation shall not otherwise be required to redeem, purchase or repay the Notes pursuant to any mandatory redemption, sinking fund or analogous provision or at the option of the Holders thereof.  The Notes will not be convertible into or exchangeable for securities of any Person.

The Corporation shall be required to pay Additional Amounts as contemplated in Section 1005 of the Original Indenture.

The Notes shall have the other terms and provisions set forth in the form of Notes attached hereto as Schedule A-1 to this Fourth Supplemental Indenture with the same force and effect as if such terms and provisions were set forth in full herein.

Article 14 (including Section 1402 and 1403) of the Original Indenture shall be applicable to the Notes.

2.2                               Issuance of Notes

The Notes in the aggregate principal amount of U.S.$750,000,000 shall be executed on behalf of the Corporation by one or more Corporation Officers and delivered by the Corporation to the Trustee for authentication and delivery pursuant to and in accordance with the provisions of Section 303 of the Original Indenture and, upon the requirements of such provisions being complied with, such Notes shall be authenticated by or on behalf of the Trustee and delivered by it to or upon the Corporation Order of the Corporation without any further act or formality on the part of the Corporation. The Trustee shall have no duty or responsibility with respect to the use or application of any of the Notes so authenticated and delivered or the proceeds thereof.

3.                                      OPTIONAL REDEMPTION OF NOTES

3.1                               Redemption of Notes

The Notes may be redeemed, in whole or in part at any time and from time to time prior to the Par Call Date at the election of the Corporation (in the manner and in accordance with and subject to the terms and provisions set forth in Article 11 of the Original Indenture; provided that notice of redemption with respect to the Notes shall be given not less than 15 nor more than 60 days prior to the Redemption Date to each Holder of Notes to be redeemed), for a Redemption Price equal to the greater of (a) the Discounted Value for the applicable Redemption Date of the Notes to be redeemed, and (b) 100% of the outstanding principal amount of the Notes to be redeemed.

The Notes may be redeemed, in whole, or from time to time, in part, at any time on or after the Par Call Date, at the election of the Corporation (in the manner and in accordance with and subject to the terms and provisions set forth in Article 11 of the Original Indenture; provided that notice of redemption with respect to the Notes shall be given not less than 15 nor

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more than 60 days prior to the Redemption Date to each Holder of Notes to be redeemed), for a Redemption Price equal to the outstanding principal amount of the Notes to be redeemed.

All accrued and unpaid interest on the outstanding principal amount of each Note called for redemption shall be paid to, but excluding, the Redemption Date; provided that installments of interest on the Notes which are due and payable on any date falling on or prior to a Redemption Date will be payable to the registered Holders of such Notes (or one or more predecessor Notes), registered as such as of the close of business on the relevant Regular Record Dates. Unless the Company defaults in the payment of the Redemption Price, on and after the Redemption Date, interest will cease to accrue on the Notes or portions thereof called for redemption.

The Notes will not be subject to redemption at the election of the Holders of the Notes.

4.                                      CHANGE OF CONTROL

4.1                               Offer to Repurchase Notes on Change of Control Triggering Event

(a)                                 If a Change of Control Triggering Event occurs, unless the Corporation has exercised its right to redeem all of the Notes pursuant to Section 3 of this Fourth Supplemental Indenture or Section 1108 of the Original Indenture, the Corporation will be required to make an offer to repurchase all or, at the Holder’s option, any part (equal to U.S.$2,000 or an integral multiple of U.S.$1,000 in excess thereof), of each Holder’s Notes on the terms set forth in this Section 4.1 (the “Change of Control Offer”). In the Change of Control Offer the Corporation shall be required to offer payment in cash equal to 101% of the outstanding principal amount of Notes together with accrued and unpaid interest thereon to the date of purchase (the “Change of Control Payment”).

(b)                                 Within 30 days following any Change of Control Triggering Event, the Corporation shall give written notice to each Holder, with a copy to the Trustee, describing the transaction or transactions which constitute the Change of Control Triggering Event and offering to repurchase the Notes on the payment date specified in the notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is given (the “Change of Control Payment Date”), pursuant to the procedures required by this Section 4.1 and described in such notice. The Corporation shall cause the Change of Control Offer to remain open for at least 20 Business Days or such longer period as is required by applicable law. The Corporation shall comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Section 4.1, the Corporation will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Section 4.1 by virtue of such conflict.

(c)                                  On the Change of Control Payment Date, the Corporation shall, to the extent lawful:

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(i)                                     accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(ii)                                  deposit with the Paying Agent an amount of money equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer; and

(iii)                               deliver or cause to be delivered to the Trustee the Notes properly accepted, together with a Officer’s Certificate stating the aggregate principal amount of the Notes or portions of Notes being purchased by the Corporation.

(d)                                 The Paying Agent will promptly mail to each Holder of Notes properly tendered the Change of Control Payment for such Notes, and the Corporation will promptly issue and the Trustee will promptly authenticate and send (or cause to be transferred by book entry) to each Holder, a new note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each new Note will be in a principal amount of U.S.$2,000 or an integral multiple of U.S.$1,000 in excess thereof. The Corporation will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

(e)                                  The Corporation will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer substantially in the manner, at the times and in compliance with the requirements for an offer made by the Corporation pursuant to the provisions of this Section 4.1 (and for at least the same purchase price payable in cash) and such third party purchases all Notes properly tendered and not withdrawn under its offer.

5.                                      COVENANTS WITH RESPECT TO THE NOTES

5.1                               Covenants in the Indenture

Sections 1006 and 1007 of the Original Indenture shall be inapplicable to this Fourth Supplemental and the Notes.

5.2                               Additional Covenants

The Corporation covenants and agrees with the Trustee for the benefit of the Holders of the Notes that, so long as the Notes are Outstanding:

(a)                                 The Corporation shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create or assume any Lien (other than Permitted Liens) upon any of the present or future Principal Property, or any Property which, together with any other Property subject to Liens (other than Permitted Liens) in the same transaction or series of related transactions, would in the aggregate constitute a Principal Property, of the Corporation or a Restricted Subsidiary to secure Indebtedness of the Corporation or a Restricted Subsidiary unless the Notes (together with, if the Corporation shall so determine, any other indebtedness of the Corporation or a Restricted Subsidiary ranking at least pari passu with the Notes then existing or

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thereafter created) shall be concurrently secured equally and rateably with (or prior to) such Indebtedness so long as such Lien is outstanding. If at any time the Corporation or any Restricted Subsidiary shall create or assume any Lien to which this subsection is applicable, the Corporation shall promptly deliver to the Trustee an Officer’s Certificate stating that its covenant in this subsection has been complied with. If the Corporation shall hereafter secure the Notes equally and rateably with (or prior to) any such other Indebtedness pursuant to this subsection, the Trustee is hereby authorized, without the consent of any Holders, to enter into an indenture or agreement supplemental to the Indenture and this Fourth Supplemental Indenture and to take such action, if any, to enable the Trustee to effectively enforce the rights of the Holders of the Notes so secured equally and rateably with (or prior to) the obligees of such Indebtedness; provided however that the Trustee shall not be responsible for filing any financing or continuation statements or recording any documents or instruments in any public office at any time or times.

(b)                                 The Corporation shall not, and shall not permit any Restricted Subsidiary to, enter into any Sale and Lease-Back Transaction, except for:

(i)                                     any Sale and Lease-Back Transaction constituting a Permitted Lien under any of clauses (i) to (xix) inclusive, and any of clauses (xxi) to (xxviii) inclusive, of the definition of Permitted Liens; or

(ii)                                  any Sale and Lease-Back Transaction that is not otherwise permitted under paragraphs (i) or (iii) of this subsection and in respect of which the Corporation or such Restricted Subsidiary would, at the time it enters into such Sale and Lease-Back Transaction, be entitled to create a Lien on the Principal Property (or the properties, as the case may be) subject to such Sale and Lease-Back Transaction to secure Indebtedness at least equal in amount to the Attributable Debt in respect of such Sale and Lease-Back Transaction without being required to equally and rateably secure the Notes pursuant to paragraph (a) of this subsection (any Sale and Lease-Back Transaction entered into in compliance with this paragraph being an “Unrestricted Sale and Lease-Back Transaction”); or

(iii)                               any Sale and Lease-Back Transaction if the Corporation or such Restricted Subsidiary shall apply or cause to be applied, in the case of a sale or transfer for cash, an amount equal to the greater of the fair market value of the Principal Property (or the properties, as the case may be) sold or transferred and leased back pursuant to such Sale and Lease-Back Transaction or the net proceeds of such Sale and Lease-Back Transaction and, in the case of a sale or transfer otherwise than for cash, an amount equal to the fair market value of the Principal Property (or the properties, as the case may be) sold or transferred and leased back pursuant to such Sale and Lease-Back Transaction, to (x) the retirement (other than any mandatory retirement), within 180 days after the effective date of such Sale and Lease-Back Transaction, of Indebtedness of the Corporation (which may but need not include the Securities of any series) ranking on a

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parity with, or prior to, the Notes and owing to a Person other than the Corporation or any Affiliate of the Corporation, or (y) the purchase, construction or improvement of real property or personal property used by the Corporation or the Restricted Subsidiaries in the ordinary course of business.

(c)                                  The Corporation shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur or assume any Restricted Indebtedness, unless after giving effect to the incurrence of such Restricted Indebtedness and the application of the proceeds therefrom, the sum of (without duplication) (x) the aggregate principal amount of Restricted Indebtedness of all Restricted Subsidiaries at such time, plus (y) the then outstanding principal amount of Indebtedness of the Corporation at such time secured by Liens (other than any Lien constituting a Permitted Lien under any of clauses (i) to (xxviii) inclusive of the definition of Permitted Liens), plus (z) Attributable Debt relating to then outstanding Unrestricted Sale and Lease-Back Transactions of the Corporation, would not exceed 15% of Consolidated Net Tangible Assets.

6.                                      GENERAL

6.1                               Effectiveness

This Fourth Supplemental Indenture will become effective upon its execution and delivery.

6.2                               Effect of Recitals

The recitals contained herein and in the Notes, except the U.S. Trustee’s and the Canadian Trustee’s certificates of authentication, shall be taken as the statements of the Corporation, and neither the Trustee nor any Authenticating Agent assumes any responsibility for their correctness.  Neither the Trustee nor any Authenticating Agent shall be accountable for the use or application by the Corporation of the Notes or the proceeds thereof.  The Trustee makes no representations as to the validity or sufficiency of this Fourth Supplemental Indenture or of the Notes.

6.3                               Confirmation of Original Indenture

The Original Indenture, as amended and supplemented by this Fourth Supplemental Indenture, is in all respects confirmed.

6.4                               Jurisdiction

Each of the parties hereto hereby irrevocably consents to the jurisdiction of the courts of the State of New York and of any Federal Court located in the Borough of Manhattan in the State of New York in connection with any action, suit or other proceeding arising out of or relating to this Fourth Supplemental Indenture or any action taken or omitted hereunder, and waives any claim of forum non conveniens and any objections as to laying of venue.

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6.5                               Governing Law

This Fourth Supplemental Indenture, the Original Indenture as supplemented hereby and the Notes shall be governed by and construed in accordance with the laws of the State of New York.

6.6                               Severability

In case any provision in this Fourth Supplemental Indenture, the Original Indenture as supplemented hereby or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

6.7                               Acceptance of Trust

The U.S. Trustee and the Canadian Trustee hereby accept the trusts in this Fourth Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Original Indenture. Neither the U.S. Trustee nor the Canadian Trustee shall be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Fourth Supplemental Indenture or for or in respect of the recitals contained herein, all of which are made solely by the Corporation. In the performance of its obligations hereunder, each of the U.S. Trustee and the Canadian Trustee shall be provided with any rights, benefits, protections, indemnities and immunities afforded to it pursuant to the Original Indenture.

The rights, powers, duties and obligations conferred and imposed upon each Trustee are conferred and imposed upon and shall be exercised and performed by the U.S. Trustee and the Canadian Trustee individually, except to the extent required under applicable legislation to perform such acts jointly, and neither Trustee shall be liable or responsible for the acts or omissions of the other Trustee.

6.8                               Counterparts and Formal Date

This Fourth Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all of which shall together constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set forth on the first page of this Fourth Supplemental Indenture.

13

IN WITNESS OF WHICH the Corporation, the U.S. Trustee and the Canadian Trustee have caused this Fourth Supplemental Indenture to be duly executed by their duly authorized officers as of the date specified on the first page of this Fourth Supplemental Indenture.

TELUS CORPORATION

By:	/s/ Doug French
	Name:	Doug French
	Title:	Executive Vice President & Chief Financial Officer

By:	/s/ Stephen Lewis
	Name:	Stephen Lewis
	Title:	Senior Vice President and Treasurer

COMPUTERSHARE TRUST COMPANY, N.A., as U.S. Trustee

By:	/s/ Rose Stroud
	Name:	Rose Stroud
	Title:	Trust Officer

COMPUTERSHARE TRUST COMPANY OF CANADA, as Canadian Trustee

By:	/s/ Beatriz Fedozzi
	Name:	Beatriz Fedozzi
	Title:	Corporate Trust Officer

By:	/s/ Laura Leong
	Name:	Laura Leong
	Title:	Corporate Trust Officer

[Signature Page for the Fourth Supplemental Indenture]

Schedule A-1

See attached

Unless this certificate is presented by an authorized representative of The Depository Trust Company, a New York corporation (“DTC”), to the Corporation (as defined below) or its agent for registration of transfer, exchange or payment, and any certificate issued is registered in the name of Cede & Co. or such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

Unless and until it is exchanged in whole or in part for Securities in definitive registered form, this certificate may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor Depositary or a nominee of such successor Depositary.

TELUS CORPORATION

4.600% Notes due November 16, 2048

No. A-1

U.S.$500,000,000
CUSIP: 87971MBH5

TELUS Corporation, a corporation duly organized and existing under the laws of British Columbia, Canada (herein called the “Corporation”, which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to Cede & Co., or registered assigns, the principal sum of U.S.$500,000,000 (FIVE HUNDRED MILLION DOLLARS) on November 16, 2048, at the office or agency of the Corporation referred to below, and to pay interest thereon on November 16, 2018 and semi-annually thereafter, on May 16 and November 16 in each year, from June 12, 2018, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, at the rate of 4.600% per annum, until the principal hereof is paid or duly provided for, and (to the extent lawful) to pay on demand interest on any overdue interest at the rate borne by the Securities from the date on which such overdue interest becomes payable to the date payment of such interest has been made or duly provided for.  The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be May 1 or November 1 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date.  Any such interest which is payable but is not punctually paid or duly provided for on any Interest Payment Date shall forthwith cease to be payable to the Holder on the relevant Regular Record Date, and such defaulted interest, and, if applicable, interest on such defaulted interest (to the extent lawful) at the rate specified in the Securities, may be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, written notice whereof shall be given to Holders of Securities not less than 10 days prior to such

Special Record Date, or may be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.  Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth herein.

Unless the certificate of authentication hereon has been duly executed by the Trustee by manual signature, this Security shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Corporation has caused this instrument to be duly executed.

Dated: , 2018	TELUS CORPORATION

By:
Name:
Title:

By:
Name:
Title:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

Dated:         , 2018

This is one of the Securities of the series designated and referred to in, and issued under, the within-mentioned Indenture.

COMPUTERSHARE TRUST COMPANY, N.A., as U.S. Trustee

By:
Name:
Title:

COMPUTERSHARE TRUST COMPANY OF CANADA, as Canadian Trustee

By:
Name:
Title:

[Reverse of Security]

This Security is one of a duly authorized issue of securities of the Corporation designated as its 4.600% Notes due November 16, 2048 (herein called the “Securities”), which may be issued under an indenture dated as of September 19, 2016 among the Corporation, Computershare Trust Company, N.A., a national banking association, as U.S. trustee (the “U.S. Trustee”) and Computershare Trust Company of Canada, as Canadian trustee (the “Canadian Trustee”), as supplemented by the Fourth Supplemental Indenture dated as of June 12, 2018, among the Corporation, the U.S. Trustee and the Canadian Trustee (as supplemented by the Fourth Supplemental Indenture, the “Indenture”), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties, obligations and immunities thereunder of the Corporation, the Trustee and the Holders of the Securities, and of the terms upon which the Securities are, and are to be, authenticated and delivered.  This Security is a global Security representing U.S.$500,000,000 aggregate principal amount of the Securities of this series.

The Corporation may from time to time without notice to, or the consent of, the Holders, create and issue additional Securities under the Indenture.

The principal of and premium, if any, and interest on the Securities shall be payable, and the Securities may be surrendered for exchange, registration or transfer, at the Corporate Trust Office of the U.S. Trustee, and in such other places as the Corporation may from time to time designate in accordance with the Indenture.

All payments of principal of and premium, if any, and interest on the Securities will be made in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts, and all references herein to “United States dollars”, “U.S.$” or “U.S. dollars” shall be deemed to refer to such coin or currency of the United States of America.

The Securities will not be entitled to the benefits of any sinking fund.

Holders of the Securities will not be entitled to the repayment of the Securities at their option pursuant to Article Thirteen of the Indenture.

The Corporation will pay to the Holders such Additional Amounts as may be payable under Section 1005 of the Indenture.

The Securities will be redeemable, in whole or in part at any time and from time to time prior to the Par Call Date at the election of the Corporation, for a Redemption Price equal to the greater of (a) the Discounted Value for the applicable Redemption Date of the Securities to be redeemed, and (b) 100% of the outstanding principal amount of the Securities to be redeemed.

On or after the Par Call Date, the Securities will be redeemable, in whole, or from time to time, in part, at the election of the Corporation, for a Redemption Price equal to the outstanding principal amount of the Securities to be redeemed.

All accrued and unpaid interest on the outstanding principal amount of each Note called for redemption shall be paid to, but excluding, the Redemption Date; provided that installments of interest on the Notes which are due and payable on any date falling on or prior to a Redemption Date will be payable to the registered Holders of such Notes (or one or more predecessor Notes), registered as such as of the close of business on the relevant Regular Record Dates. Unless the Company defaults in the payment of the Redemption Price, on and after the Redemption Date, interest will cease to accrue on the Notes or portions thereof called for redemption.

“Adjusted Treasury Rate” means, with respect to any Redemption Date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Securities to be redeemed (assuming, for this purpose, that the Securities matured on the Par Call Date) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term in years or months of the Securities.

“Comparable Treasury Price” means for any Redemption Date (1) the average of the Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

“Discounted Value” shall mean the sum of the present values of the remaining scheduled payments of principal and interest thereon that would be due if the Securities matured on the Par Call Date but for the redemption (exclusive of any portion of the payments of interest accrued as of the Redemption Date) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 25 basis points, as calculated by an Independent Investment Banker. The Adjusted Treasury Rate shall be calculated no later than the third Business Day preceding the Redemption Date.

“Independent Investment Banker” means one of the Reference Treasury Dealers selected by the Corporation or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing in the United States appointed by the Corporation.

“Par Call Date” means May 16, 2048, the date that is six months prior to the maturity date of the Securities.

“Reference Treasury Dealers” means each of (1) Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBC Capital Markets, LLC, TD Securities (USA) LLC, Wells Fargo Securities, LLC and/or their affiliates which are primary U.S. government securities dealers, and their respective successors; and (2) one other primary U.S. government securities dealer in the

City of New York (a “Primary Treasury Dealer”) and its respective successors; provided, however, that if any of the foregoing ceases to be a Primary Treasury Dealer, the Corporation will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m. New York time on the third Business Day preceding such redemption date; provided that in the event that the Independent Investment Banker fails to provide the Trustee with the Reference Treasury Dealer Quotations, the Corporation will use commercially reasonable efforts to obtain such quotations.

In the case of a partial redemption of Securities, selection of such Securities for redemption will be made pro rata, by lot or such other method as the Trustee in its sole discretion deems appropriate and just in accordance with the procedures of the Depositary.  If any Security is redeemed in part, the notice of redemption relating to such Security shall state the portion of the principal amount thereof to be redeemed; provided that no Security in an aggregate principal amount of U.S.$2,000 or less shall be redeemed in part.  A replacement Security in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holders thereof upon cancellation of the original Security.

The Securities are subject to redemption, in whole, but not in part, at any time at the election of the Corporation, as provided in Section 1108 of the Indenture.

The Indenture contains provisions for defeasance at any time of (a) the entire indebtedness of the Corporation on this Security and (b) certain restrictive covenants and the related Defaults and Events of Default, upon compliance by the Corporation with certain conditions set forth therein, which provisions apply to this Security.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Corporation and the rights of the Holders under the Indenture at any time by the Corporation and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of all affected Securities at the time Outstanding.  The Indenture also contains provisions permitting the Holders of specified percentages in aggregate principal amount of the Securities at the time Outstanding, on behalf of the Holders of all the Securities affected thereby, to waive compliance by the Corporation with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences.   Any such consent or waiver by or on behalf of the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof whether or not notation of such consent or waiver is made upon this Security.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay the principal of (and premium, if any, on) and interest, if any, on this Security at the times, place, and rate, and in the coin or currency, herein prescribed.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registerable on the Security Register of the Corporation, upon surrender of this Security for registration of transfer at the office or agency of the Corporation maintained or caused to be maintained for such purpose duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Corporation and the Security Registrar duly executed by, the Holder hereof or its attorney duly authorized in writing, and thereupon one or more new Securities, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities are issuable only in registered form in minimum denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof.  As provided in the Indenture and subject to certain limitations therein set forth, the Securities are exchangeable for a like aggregate principal amount of Securities of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any registration of transfer or exchange of Securities, but the Corporation and the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Except as otherwise provided in the Indenture, prior to the time of due presentment of this Security for registration of transfer, the Corporation, the Trustee and any agent of the Corporation or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and none of the Corporation, the Trustee or any agent shall be affected by notice to the contrary.

Interest on this Security shall be computed on the basis of a 360-day year of twelve 30-day months.

For the purposes of disclosure under the Interest Act (Canada), the yearly rate of interest to which interest calculated under this Security for any period in any calendar year (the “calculation period”) is equivalent, is the rate payable under this Security in respect of the calculation period multiplied by a fraction the numerator of which is the actual number of days in such calendar year and the denominator of which is the actual number of days in the calculation period.

If at any time, (i) the Depositary notifies the Corporation that it is unwilling or unable or no longer qualifies to continue as Depositary for these Securities or if at any time the Depositary shall no longer be registered or in good standing under the Securities Exchange Act of 1934, as amended, or other applicable statute or regulation and a successor depositary is not appointed by the Corporation within 90 days after the Corporation receives such notice or becomes aware of such condition, as the case may be, (ii) the Corporation determines that the Securities shall no longer be represented by a global Security or Securities, or (iii) there shall have occurred and be continuing an Event of Default under the Indenture with respect to the Securities and the Trustee has received a written request from the Depositary or a participant in the Depositary in accordance with the Depositary’s customary procedures to issue Securities in definitive form to such participant or other beneficial owner specified by such participant to the Trustee in writing, then in such event the Corporation will execute and the Trustee will authenticate and deliver Securities in definitive registered form, in authorized denominations, and in an aggregate principal amount equal to the principal amount of this Security in exchange for this Security.  Such Securities in definitive registered form shall be registered in such names and in such authorized denominations as the Depositary, pursuant to instructions from its direct or indirect participants or otherwise, shall instruct the Trustee.  The Trustee shall deliver such Securities to the Persons in whose names such Securities are so registered.

The Indenture and this Security shall be governed by and construed in accordance with the laws of the State of New York.

All terms used but not defined in this Security shall have the meanings assigned to them in the Indenture.

Unless this certificate is presented by an authorized representative of The Depository Trust Company, a New York corporation (“DTC”), to the Corporation (as defined below) or its agent for registration of transfer, exchange or payment, and any certificate issued is registered in the name of Cede & Co. or such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

Unless and until it is exchanged in whole or in part for Securities in definitive registered form, this certificate may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor Depositary or a nominee of such successor Depositary.

TELUS CORPORATION

4.600% Notes due November 16, 2048

No. A-2

U.S.$250,000,000
CUSIP: 87971MBH5

TELUS Corporation, a corporation duly organized and existing under the laws of British Columbia, Canada (herein called the “Corporation”, which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to Cede & Co., or registered assigns, the principal sum of U.S.$250,000,000 (TWO HUNDRED FIFTY MILLION DOLLARS) on November 16, 2048, at the office or agency of the Corporation referred to below, and to pay interest thereon on November 16, 2018 and semi-annually thereafter, on May 16 and November 16 in each year, from June 12, 2018, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, at the rate of 4.600% per annum, until the principal hereof is paid or duly provided for, and (to the extent lawful) to pay on demand interest on any overdue interest at the rate borne by the Securities from the date on which such overdue interest becomes payable to the date payment of such interest has been made or duly provided for.  The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be May 1 or November 1 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date.  Any such interest which is payable but is not punctually paid or duly provided for on any Interest Payment Date shall forthwith cease to be payable to the Holder on the relevant Regular Record Date, and such defaulted interest, and, if applicable, interest on such defaulted interest (to the extent lawful) at the rate specified in the Securities, may be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, written notice whereof shall be given to Holders of Securities not less than 10 days prior to such

Special Record Date, or may be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.  Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth herein.

Unless the certificate of authentication hereon has been duly executed by the Trustee by manual signature, this Security shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Corporation has caused this instrument to be duly executed.

Dated:	, 2018	TELUS CORPORATION

By:
Name:
Title:

By:
Name:
Title:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

Dated:                    , 2018

This is one of the Securities of the series designated and referred to in, and issued under, the within-mentioned Indenture.

COMPUTERSHARE TRUST COMPANY, N.A., as U.S. Trustee

By:
Name:
Title:

COMPUTERSHARE TRUST COMPANY OF CANADA, as Canadian Trustee

By:
Name:
Title:

[Reverse of Security]

This Security is one of a duly authorized issue of securities of the Corporation designated as its 4.600% Notes due November 16, 2048 (herein called the “Securities”), which may be issued under an indenture dated as of September 19, 2016 among the Corporation, Computershare Trust Company, N.A., a national banking association, as U.S. trustee (the “U.S. Trustee”) and Computershare Trust Company of Canada, as Canadian trustee (the “Canadian Trustee”), as supplemented by the Fourth Supplemental Indenture dated as of June 12, 2018, among the Corporation, the U.S. Trustee and the Canadian Trustee (as supplemented by the Fourth Supplemental Indenture, the “Indenture”), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties, obligations and immunities thereunder of the Corporation, the Trustee and the Holders of the Securities, and of the terms upon which the Securities are, and are to be, authenticated and delivered.  This Security is a global Security representing U.S.$250,000,000 aggregate principal amount of the Securities of this series.

The Corporation may from time to time without notice to, or the consent of, the Holders, create and issue additional Securities under the Indenture.

The principal of and premium, if any, and interest on the Securities shall be payable, and the Securities may be surrendered for exchange, registration or transfer, at the Corporate Trust Office of the U.S. Trustee, and in such other places as the Corporation may from time to time designate in accordance with the Indenture.

All payments of principal of and premium, if any, and interest on the Securities will be made in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts, and all references herein to “United States dollars”, “U.S.$” or “U.S. dollars” shall be deemed to refer to such coin or currency of the United States of America.

The Securities will not be entitled to the benefits of any sinking fund.

Holders of the Securities will not be entitled to the repayment of the Securities at their option pursuant to Article Thirteen of the Indenture.

The Corporation will pay to the Holders such Additional Amounts as may be payable under Section 1005 of the Indenture.

The Securities will be redeemable, in whole or in part at any time and from time to time prior to the Par Call Date at the election of the Corporation, for a Redemption Price equal to the greater of (a) the Discounted Value for the applicable Redemption Date of the Securities to be redeemed, and (b) 100% of the outstanding principal amount of the Securities to be redeemed.

On or after the Par Call Date, the Securities will be redeemable, in whole, or from time to time, in part, at the election of the Corporation, for a Redemption Price equal to the outstanding principal amount of the Securities to be redeemed.

All accrued and unpaid interest on the outstanding principal amount of each Note called for redemption shall be paid to, but excluding, the Redemption Date; provided that installments of interest on the Notes which are due and payable on any date falling on or prior to a Redemption Date will be payable to the registered Holders of such Notes (or one or more predecessor Notes), registered as such as of the close of business on the relevant Regular Record Dates. Unless the Company defaults in the payment of the Redemption Price, on and after the Redemption Date, interest will cease to accrue on the Notes or portions thereof called for redemption.

“Adjusted Treasury Rate” means, with respect to any Redemption Date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Securities to be redeemed (assuming, for this purpose, that the Securities matured on the Par Call Date) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term in years or months of the Securities.

“Comparable Treasury Price” means for any Redemption Date (1) the average of the Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

“Discounted Value” shall mean the sum of the present values of the remaining scheduled payments of principal and interest thereon that would be due if the Securities matured on the Par Call Date but for the redemption (exclusive of any portion of the payments of interest accrued as of the Redemption Date) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 25 basis points, as calculated by an Independent Investment Banker. The Adjusted Treasury Rate shall be calculated no later than the third Business Day preceding the Redemption Date.

“Independent Investment Banker” means one of the Reference Treasury Dealers selected by the Corporation or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing in the United States appointed by the Corporation.

“Par Call Date” means May 16, 2048, the date that is six months prior to the maturity date of the Securities.

“Reference Treasury Dealers” means each of (1) Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBC Capital Markets, LLC, TD Securities (USA) LLC, Wells Fargo Securities, LLC and/or their affiliates which are primary U.S. government securities dealers, and their respective successors; and (2) one other primary U.S. government securities dealer in the

City of New York (a “Primary Treasury Dealer”) and its respective successors; provided, however, that if any of the foregoing ceases to be a Primary Treasury Dealer, the Corporation will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m. New York time on the third Business Day preceding such redemption date; provided that in the event that the Independent Investment Banker fails to provide the Trustee with the Reference Treasury Dealer Quotations, the Corporation will use commercially reasonable efforts to obtain such quotations.

In the case of a partial redemption of Securities, selection of such Securities for redemption will be made pro rata, by lot or such other method as the Trustee in its sole discretion deems appropriate and just in accordance with the procedures of the Depositary.  If any Security is redeemed in part, the notice of redemption relating to such Security shall state the portion of the principal amount thereof to be redeemed; provided that no Security in an aggregate principal amount of U.S.$2,000 or less shall be redeemed in part.  A replacement Security in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holders thereof upon cancellation of the original Security.

The Securities are subject to redemption, in whole, but not in part, at any time at the election of the Corporation, as provided in Section 1108 of the Indenture.

The Indenture contains provisions for defeasance at any time of (a) the entire indebtedness of the Corporation on this Security and (b) certain restrictive covenants and the related Defaults and Events of Default, upon compliance by the Corporation with certain conditions set forth therein, which provisions apply to this Security.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Corporation and the rights of the Holders under the Indenture at any time by the Corporation and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of all affected Securities at the time Outstanding.  The Indenture also contains provisions permitting the Holders of specified percentages in aggregate principal amount of the Securities at the time Outstanding, on behalf of the Holders of all the Securities affected thereby, to waive compliance by the Corporation with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences.   Any such consent or waiver by or on behalf of the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof whether or not notation of such consent or waiver is made upon this Security.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay the principal of (and premium, if any, on) and interest, if any, on this Security at the times, place, and rate, and in the coin or currency, herein prescribed.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registerable on the Security Register of the Corporation, upon surrender of this Security for registration of transfer at the office or agency of the Corporation maintained or caused to be maintained for such purpose duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Corporation and the Security Registrar duly executed by, the Holder hereof or its attorney duly authorized in writing, and thereupon one or more new Securities, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities are issuable only in registered form in minimum denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof.  As provided in the Indenture and subject to certain limitations therein set forth, the Securities are exchangeable for a like aggregate principal amount of Securities of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any registration of transfer or exchange of Securities, but the Corporation and the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Except as otherwise provided in the Indenture, prior to the time of due presentment of this Security for registration of transfer, the Corporation, the Trustee and any agent of the Corporation or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and none of the Corporation, the Trustee or any agent shall be affected by notice to the contrary.

Interest on this Security shall be computed on the basis of a 360-day year of twelve 30-day months.

For the purposes of disclosure under the Interest Act (Canada), the yearly rate of interest to which interest calculated under this Security for any period in any calendar year (the “calculation period”) is equivalent, is the rate payable under this Security in respect of the calculation period multiplied by a fraction the numerator of which is the actual number of days in such calendar year and the denominator of which is the actual number of days in the calculation period.

If at any time, (i) the Depositary notifies the Corporation that it is unwilling or unable or no longer qualifies to continue as Depositary for these Securities or if at any time the Depositary shall no longer be registered or in good standing under the Securities Exchange Act of 1934, as amended, or other applicable statute or regulation and a successor depositary is not appointed by the Corporation within 90 days after the Corporation receives such notice or becomes aware of such condition, as the case may be, (ii) the Corporation determines that the Securities shall no longer be represented by a global Security or Securities, or (iii) there shall have occurred and be continuing an Event of Default under the Indenture with respect to the Securities and the Trustee has received a written request from the Depositary or a participant in the Depositary in accordance with the Depositary’s customary procedures to issue Securities in definitive form to such participant or other beneficial owner specified by such participant to the Trustee in writing, then in such event the Corporation will execute and the Trustee will authenticate and deliver Securities in definitive registered form, in authorized denominations, and in an aggregate principal amount equal to the principal amount of this Security in exchange for this Security.  Such Securities in definitive registered form shall be registered in such names and in such authorized denominations as the Depositary, pursuant to instructions from its direct or indirect participants or otherwise, shall instruct the Trustee.  The Trustee shall deliver such Securities to the Persons in whose names such Securities are so registered.

The Indenture and this Security shall be governed by and construed in accordance with the laws of the State of New York.

All terms used but not defined in this Security shall have the meanings assigned to them in the Indenture.